

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

<u>Via U.S. Mail</u>
Mr. Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re:** **Amerigo Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 18, 2011**
> **File No. 000-09047**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Your disclosure stating that your former auditor, Larry O'Donnell, CPA, P.C.'s registration with <u>the Security and Exchange Commission</u> was revoked. Please amend your filing to state that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. effective December 14, 2010.

2.   Please revise your filing to explicitly state the date that Larry O'Donnell, CPA, P.C. was dismissed and whether the decision to change accountants was recommended or approved by 1) any audit or similar committee of the board of directors; or 2) the board of directors. We refer you to the guidance at Items 304(a)(1)(i) and (iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief